FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
FILING: REGISTRATION STATEMENT ON FORM S-4
REGISTRATION NO. 333-106269

FOR IMMEDIATE RELEASE

PeopleSoft Comments On Oracle’s Unsolicited Tender Offer Results
Less Than 11% Of Outstanding Shares Tendered

PLEASANTON, Calif. — July 3, 2003 - PeopleSoft, Inc. (Nasdaq: PSFT) today commented on Oracle Corporation’s (Nasdaq: ORCL) announcement that less than 11% of PeopleSoft’s outstanding shares were tendered into Oracle’s unsolicited tender offer:

The underwhelming response to Oracle’s tender offer is consistent with the PeopleSoft Board’s conclusion that Oracle’s offer undervalues the company and involves unacceptable risks.

PeopleSoft yesterday announced that its preliminary license revenue, total revenue and earnings per share for the second quarter of 2003 exceeded both the company’s guidance and analysts’ consensus estimates.

PeopleSoft believes that it has a better plan, including the acquisition of J.D. Edwards, which provides superior value and greater certainty for stockholders.

PeopleSoft’s Board unanimously recommends that stockholders reject Oracle’s unsolicited offer.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

Additional Information

PeopleSoft commenced an exchange offer and filed a Schedule TO and a registration statement on Form S-4 with the SEC on June 19, 2003 with respect to the proposed acquisition of J.D. Edwards & Company. Solicitations and exchanges of J.D. Edwards stock in connection with that acquisition will only be made pursuant to the Offer to Exchange and related materials filed with the SEC. PeopleSoft also filed a Solicitation/Recommendation Statement on Schedule 14D-9 containing its recommendation regarding Oracle’s tender offer. Stockholders should read these documents and any amendments because they contain important information. These filings can be obtained without charge from the SEC at www.sec.gov and from PeopleSoft at www.peoplesoft.com.

Forward Looking Statements

This press release may contain forward looking statements. These statements reflect PeopleSoft’s and management’s current beliefs and are based on information currently available to PeopleSoft. These statements are only predictions and actual results may differ materially. For a more detailed discussion of information regarding risks that may affect PeopleSoft’s operating results, please refer to PeopleSoft’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards and to Oracle’s tender offer are set forth in PeopleSoft’s most recent filings with the SEC. All forward looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft undertakes no obligation to update or revise these forward looking statements.

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Contacts:
Lori Varlas	Steve Swasey
Investor Relations	Public Relations
PeopleSoft	PeopleSoft
(877) 528-7413	(925) 694-5230
lori_varlas@peoplesoft.com	steve_swasey@peoplesoft.com